As filed with the Securities and Exchange Commission on March 17, 1997
                                               Registration No. 333- _________





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                             ----------------------


                             MAI SYSTEMS CORPORATION
             (Exact name of registrant as specified in its charter)

                             ----------------------


           Delaware                                            22-2554549
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                           Identification Number)

                               9600 Jeronimo Road
                            Irvine, California 92718
                                 (714) 580-0700
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                             ----------------------


                                Stanley P. Witkow
                   Vice President, Corporate and Legal Affairs
                               9600 Jeronimo Road
                            Irvine, California 92718
                                 (714) 580-0700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ----------------------

                                   Copies to:

                               Frank H. Golay, Jr.
                               Sullivan & Cromwell
                             444 South Flower Street
                          Los Angeles, California 90071
                                 (213) 955-8000
                             ----------------------


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: After the effective date of this Registration Statement, as determined by market conditions.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. |X|
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                             ----------------------


                         CALCULATION OF REGISTRATION FEE

                                                      PROPOSED
                                      PROPOSED        MAXIMUM
   TITLE OF EACH                       MAXIMUM       AGGREAGATE    AMOUNT OF
CLASS OF SECURITIES  AMOUNT TO BE  AGGREGATE PRICE   OFFERING     REGISTRATION
  TO BE REGISTERED   REGISTERED     PER UNIT (2)      PRICE(2)        FEE
-------------------  ------------  ---------------  ------------- ------------
Common Stock(1)        400,000          $7.07        $2,828,000    $  857
                       750,000          $8.00        $6,000,000    $1,819
-------------------  ------------  ---------------  ------------- ------------
Warrants               750,000          $1.40        $1,050,000    $  319
===================  ============  ===============  ============= ============

(1) Includes 400,000 shares being offered by the Selling Stockholders and 750,000 shares issuable upon exercise of the Warrants.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) and (c).

                             ----------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE OR UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.



                    SUBJECT TO COMPLETION, DATED MARCH 17, 1997


                             MAI SYSTEMS CORPORATION

                                  COMMON STOCK
                      AND WARRANTS TO PURCHASE COMMON STOCK

                           ---------------------------


     This Prospectus relates to 400,000 shares of Common Stock (the "Shares") of MAI Systems Corporation ("MAI" or the "Company"), 750,000 warrants (the "Warrants") to purchase shares of Common Stock and 750,000 shares (the "Warrant Shares") issuable upon exercise of the Warrants. Each Warrant entitles the holder thereof to purchase one share of Common Stock upon exercise at an exercise price of $8.00 per share of Common Stock (the "Exercise Price"), subject to adjustment as set forth under "Description of Warrants." The Warrants are immediately exercisable and will expire on March 3, 2004. The Company may call the Warrants on or after September 4, 1997, subject to the conditions set forth herein, if the daily market price (as defined herein) of the Common Stock equals or exceeds 150% of the Exercise Price for a specified period of time. See "Description of Warrants." The number of shares of Common Stock offered hereby by the Selling Stockholders may increase upon the exercise by the Selling Stockholders of Warrants. The Shares and Warrants are being offered hereby by the Selling Stockholders. The Warrant Shares are also offered by the Company to persons (other than the Selling Stockholders) who may subsequently acquire the Warrants and exercise the Warrants to acquire the Warrant Shares. See "Prospectus Summary--The Offering" and "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the Shares or the Warrants by the Selling Stockholders or from the sale of any Warrant Shares issued to the Selling Stockholders upon exercise of the Warrants and included by the Selling Stockholders in this offering.

     The sale or distribution of the offered shares and warrants may be effected directly to purchasers by the Selling Stockholders as principal or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions. See "Plan of Distribution."

     To the extent required, the number and the offering price of the shares and warrants in respect of which this Prospectus is being delivered (the "Offered Shares" and the "Offered Warrants," respectively, and collectively the "Offered Securities") are set forth in an accompanying Prospectus Supplement ("Prospectus Supplement"). To the extent required, the Prospectus Supplement also sets forth the names of any agents, dealers or underwriters acting in connection with the sale of the Offered Securities, the compensation of such agents, dealers and underwriters and the other terms of offering of the Offered Securities. One or more Prospectus Supplements may be utilized from time to time to effect the full offering contemplated hereby. The Company estimates that the expenses of the offering to be borne by it will be approximately $20,000.

     The Company's Common Stock is traded on the American Stock Exchange under the symbol "NOW."

               THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH
               DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON
               PAGE 6.
                           ---------------------------

               THESE SECURITIES HAVE NOT BEEN APPROVED OR
               DISAPPROVED BY THE SECURITIES AND EXCHANGE
               COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is _______ __, 1997

                              AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirement of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices in Chicago (Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661), and in New York (7 World Trade Center, 13th Floor, New York, New York 10048). Copies of such material may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the website is http:\\www.sec.gov.

     The Company has filed with the Commission a Registration Statement (as amended, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement. The Common Stock of the Company is traded on the American Stock Exchange. Reports, proxy statements and other information concerning the Company may be inspected at the American Stock Exchange, 86 Trinity Place, New York, New York 10006-1881.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the year ended December 31, 1995, an amendment thereto on Form 10-K/A dated December 3, 1996, Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 (as amended by Form 10-Q/A dated October 23, 1996) and September 30, 1996, and its Current Reports on Form 8-K filed July 24, 1996 and January 2, 1997 which are on file with the Commission, are incorporated in this Prospectus by reference and made a part hereof. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus. Any statements contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or replaced for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of such person, a copy of the documents incorporated by reference herein, other than exhibits to such documents not specifically incorporated by reference. Such requests should be directed to MAI Systems Corporation, 9600 Jeronimo Road, Irvine, California 92718, (714) 580-0700, Attention: Mr. Stanley
P. Witkow.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus. All share information in this Prospectus has been restated to reflect a stock split effected by means of a 25% stock dividend paid to holders of the Company's common stock, $0.01 par value per share (the "Common Stock"), on August 24, 1995. References to MAI or the Company include its consolidated subsidiaries unless the context otherwise requires.

                                   THE COMPANY

     MAI provides software applications, professional services and networked client/server computer equipment for the hotel, resort and gaming industries and to mid-sized process manufacturers. In addition, the Company provides a variety of products and services for its installed base of legacy customers.

     MAI's Hotel CompuSystem II and Paragon products, the Lodging Touch International ("LTI") products and the Gaming Systems International ("GSI") products for the hospitality and gaming industry and the Company's CIMPRO and MANBASE products for mid-sized process manufacturers enable MAI's customers more efficiently to operate their businesses. More hotel and resort rooms are managed by MAI's hospitality products, installed at more than 3,500 hotels and resorts worldwide, than any other front desk and back office software product in the hospitality and resort industry. The GSI suite of products provide complete slot accounting and player tracking functionality and are installed in approximately 10,000 slot machines around the world. The CIMPRO and MANBASE products are a suite of robust, full-featured products for process manufacturers. In addition, MAI is a reseller of third-party networking and applications products, including Microsoft Windows 95/NT, Novell Netware, the Solomon suite of financial management products, Optika imaging systems and Visual HR for human resource management. The Company also sells various UNIX-based operating systems in conjunction with its computer equipment sales.

     MAI's professional services include state-of-the-art software applications support for all the applications it offers to its customers, software training, custom programming, project management, information systems and telecommunications consulting, network design, remote network management and various outsourcing offerings.

     The Company has improved and intends to improve its strategic positioning through acquisitions and product licensing. The Company recently acquired Hotel Information Systems and the LTI products to complete its offerings to the hospitality industry. It reacquired the distribution rights to the advanced MANBASE products and it acquired the CIMPRO division of Datalogix International, Inc., a wholly-owned subsidiary of Oracle Corporation.

     MAI also sells, configures and installs for its customers a broad array of network and other client/server equipment produced by industry leaders such as IBM, Cisco Systems, Compaq Computer and Bay Networks.

     In addition to offering total information system solutions for the hotel, resort and gaming industries and mid-sized process manufacturers, MAI offers products and services to maintain, upgrade and otherwise extend the useful life of the mid-range MAI-Basic Four computer systems that were manufactured by the Company and its predecessors in the 1970's and 1980's.

         On August 9, 1996, MAI acquired (the "HIS Acquisition") substantially all the assets and certain of the liabilities of Hotel Information Systems, Inc. ("HIS"). The assets acquired from HIS are used in the business of software design, engineering and service relating to hotel information systems and included the subsidiaries of HIS in Singapore, Hong Kong and Australia. In connection with the HIS Acquisition, MAI issued 1,307,302 shares of its Common Stock, and may be required to issue additional shares as part of such acquisition. See additional information under "The Offering" in this Prospectus Summary.


                                  THE OFFERING

THE COMMON STOCK OFFERING


Common Stock offered by
   the Selling Stockholders...................   400,000 shares(1)

Common Stock issued and
   issuable after the offering................   8,690,851 shares(2)

Use of Proceeds...............................   The Company will not
                                                 receive any proceeds from
                                                 the sale of the Shares by
                                                 the Selling Stockholders.

AMEX symbol...................................   NOW

---------------
(1) The number of shares of Common Stock being offered by the Selling Stockholders may increase upon exercise by the Selling Stockholders of any of the Warrants. The Registration Statement of which this Prospectus is a part also covers the Warrant Shares. See "Principal and Selling Stockholders."

(2) Information as to issued and issuable shares is as of February 28, 1997. The Company has issued and outstanding 8,615,851 shares of Common Stock and has estimated that an additional 75,000 shares are issuable pursuant to the Plan of Reorganization in settlement of creditor claims. Therefore, the Company has 8,690,851 shares of Common Stock issued and issuable before the offering. This total does not include 993,793 shares issuable upon the exercise of outstanding options under the Company's stock option plans, 699,750 shares issuable upon the exercise of outstanding warrants other than the Warrants, up to 50,546 shares issued or expected to be issued pursuant to agreements pursuant to which a subsidiary of the Company purchased 30% of its outstanding common stock and terminated options for the purchase of 3.5% of its common stock, up to 216,255 shares that the Company expects to issue pursuant to the agreements relating to the acquisition of HIS and the 750,000 Warrant Shares. See "Principal and Selling Stockholders."

THE WARRANT OFFERING


Number of Warrants ...........................   750,000.

Exercise Price ...............................   Each Warrant entitles the
                                                 holder thereof upon exercise to
                                                 purchase one share of Common
                                                 Stock at $8.00 per share; the
                                                 Exercise Price and the number
                                                 of Warrant Shares to be issued
                                                 upon exercise of Warrants are
                                                 subject to adjustment as set
                                                 forth below under "Description
                                                 of Warrants."

Company's Call Option ........................   On or after September 4, 1997,
                                                 the Warrants are callable by
                                                 the Company, subject to certain
                                                 conditions, if at any time the
                                                 daily market price of the
                                                 Common Stock equals or exceeds
                                                 150% of the Exercise Price for
                                                 any ten trading days during the
                                                 most recent consecutive twenty
                                                 trading-day period immediately
                                                 prior to commencement of a
                                                 fifteen day notice period. See
                                                 "Description of
                                                 Warrants--Company's Call
                                                 Option."

Vesting ......................................   The Warrants are fully vested.

Term .........................................   The Warrants will expire
                                                 March 3, 2004.

Minimum Denominations.........................   The minimum denominations for
                                                 any warrant certificate issued
                                                 pursuant to the Warrant
                                                 Agreement (as defined herein)
                                                 is 10,000 Warrant Shares.

Use of Proceeds...............................   The Company will not receive
                                                 any proceeds from the sale of
                                                 the Warrants by the Selling
                                                 Stockholders.

Warrant Agent ................................   The Company is the Warrant
                                                 Agent for purposes of the
                                                 Warrant Purchase Agreement (as
                                                 defined herein).

                                  RISK FACTORS

     An investment in the Shares or the Warrants offered hereby, or in any Warrant Shares issued upon exercise of the Warrants, involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to other information contained in or incorporated by reference in this Prospectus.

COMPETITION

     Competition is vigorous in all sectors of the market for computer-based solutions and support and maintenance services which the Company offers. The Company has numerous competitors in each of its business lines, which vary widely in their size, capabilities, market segments and geographical areas, many of which are larger and have financial resources far greater than the Company. Within its markets, competition comes primarily from competing software applications vendors, principally with regard to the Company's hospitality, gaming and process manufacturing products, and from local VARs and ISVs, who usually resell hardware or networking products of larger original equipment manufacturers. There is also competition, to a lesser extent, from independent service organizations ("ISOs"), which provide service to end users of the Company's software products, and third-party maintenance organizations, which provide service to users of the Company's hardware products. Many of the Company's services are also provided by in-house MIS departments. There can be no assurance that the Company can effectively compete with any or all of its competitors in any of its business lines. See "Business--Competition."

PRODUCTION AND PROCUREMENT

     The networking products and services implemented, maintained and supported by the Company utilize hardware and software products from multiple technology vendors. Accordingly, the Company is and will remain dependent on the demand for products from such vendors. In addition, delay or failure in the delivery of products or components purchased from third parties could adversely affect shipments by the Company and its ability to conclude sales. The Company has purchased many products and components from single sources of supply. Because the Company's current products are industry standard, management believes that alternative sources of supply of similar products would be available to the Company in the event of any interruption of delivery of a single source supplier. However, there can be no assurance that any such products will be available or be accepted by the Company's customers.

EMERGENCE FROM CHAPTER 11 BANKRUPTCY PROCEEDINGS

     On November 18, 1993, the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") entered an order confirming the Plan of Reorganization of the Company, Brooke Acquisition Corp. ("BAC") and CLS Software, Inc. ("CSI") (collectively, the "Debtors"). The Company had been operating under the protection of Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") since April 12, 1993. On January 27, 1994, the Bankruptcy Court entered an order which among other things fixed January 27, 1994 as the effective date of the Plan of Reorganization (the "Effective Date"). The following summary of some of the features of the Plan of Reorganization is qualified in its entirety by reference to the Plan of Reorganization, which is an exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1993, and by the more detailed description of the Plan of Reorganization that is contained in the 1995 Form 10-K.

     The Plan of Reorganization provides for, among other things, (i) the satisfaction of substantially all of the Debtors' unsecured (non-priority) indebtedness through the issuance of Common Stock, and (ii) the cancellation of existing equity interests in the Debtors. The Plan of Reorganization also provides for the substantive consolidation and merger of the Debtors and the corresponding extinguishment of intercompany liabilities and intercompany contracts among the Debtors.

     Under the Plan of Reorganization, (i) holders of approximately $1,300,000 aggregate amount of administrative claims and approximately $100,000 aggregate amount of priority claims received cash distributions and (ii) holders of approximately $3,019,000 aggregate amount of tax claims receive deferred cash payments over periods up to six years. At December 31, 1996, the aggregate amount of tax claims had been reduced to $711,697 and the Company continues to dispute certain tax claims.

     The Company commenced distribution of Common Stock to holders of unsecured claims on April 14, 1994. The settlement of certain claims is subject to approval by the Bankruptcy Court. The Common Stock is being issued pursuant to
Section 1145 of the Bankruptcy Code, which contains an exemption from registration under the Securities Act. Through December 31, 1996, the Company had distributed 6,728,256 shares of Common Stock to its former creditors. The Plan of Reorganization provided holders of unsecured claims the right to elect a limited cash recovery, and through December 31, 1996, $74,570 in cash had been distributed pursuant to such provision.

     Under the Plan of Reorganization, there is no recovery for holders of the Company's $0.01 par value Common Stock and all classes of Preferred Stock outstanding prior to the Effective Date. See "Chapter 11 Bankruptcy Proceedings."

LIMITED HISTORY OF PROFITABILITY

     Prior to the bankruptcy, the Company incurred significant operating losses. While the Company has generally experienced positive operating income since emerging from bankruptcy, there can be no assurance that the Company will be able to achieve or maintain profitability or avoid losses on a quarterly or annual basis in the future.

FLUCTUATIONS IN OPERATING RESULTS

     A variety of factors may cause period-to-period fluctuations in the Company's operating results, including the timing of significant orders, the timing of product enhancements and new product introductions by the Company, its technology vendors and its competitors, the pricing of the Company's products and services, competitive conditions and general economic conditions. Typically, orders received in one quarter are delivered and installed by the following quarter. However, many of the Company's systems sales involve lengthy sales cycles and installations. Consequently, it is not possible to predict with any reliability the periods within which a sale may close or revenue will be recognized. As a result, the operating results of the Company may be materially skewed if a single transaction is completed earlier or later than expected. The Company has experienced fluctuations in its operating results and expects to continue to experience such fluctuations. Additionally, as the Company's network systems business has increased, it is increasingly finding that it must order and pay for equipment utilized in a network installation in advance of the date it is able to invoice or collect from its customer for the equipment. See "Business--Order, Shipment and Backlog." Fluctuations in operating results may also result in volatility in the market price of the Common Stock.

VOLATILITY IN CERTAIN MARKETS

     Certain of the markets in which the Company competes are cyclical and are subject to volatility. The Company believes that the decline in its gaming solutions business during 1996 was attributable to the decline in the number of new gaming facilities outside of established gaming jurisdictions, such as Nevada and Atlantic City, which the Company believes is directly attributable to increased opposition to gaming in certain jurisdictions and the negative impact the failure of certain gaming operations in Louisiana has had on the entire industry. The Company cannot predict the duration of this negative environment for new gaming installations. Conversely, the Company believes that the growth of its hospitality information systems business is attributable in part to the current health of the hospitality industry, compared to the condition of that industry in the early 1990's. The Company cannot predict the duration of the current favorable climate in the hospitality industry.

LIQUIDITY; VOLATILITY OF STOCK PRICE

     Since its emergence from bankruptcy, trading volume of the Common Stock has been small, and the market for the Company's Common Stock has been less liquid than that of many other publicly traded companies. In August 1995, however, the Company's Common Stock became listed on the AMEX under the symbol "NOW." During the fiscal year ended December 31, 1996, the average daily trading volume has been approximately 25,000 shares. There can be no assurance that a stockholder who desires to sell shares of Common Stock can sell all of the shares that the stockholder desires to sell, either at all or at the desired times or prices. In addition, sales of shares of Common Stock after this offering could reduce the market price of the Common Stock to a greater extent than shares of other companies with higher trading volumes. Like the stock of other technology companies, the market price of the Common Stock has been and may continue to be volatile. Factors such as quarterly fluctuations in the Company's results of operations, trading volume, the announcement of technological innovations or new products by the Company or its competitors, general conditions in the computer hardware and software industries, economic conditions generally, the Company's ability successfully to increase its market share with its existing products while expanding its product base into other markets, the strength of the Company's distribution channels, variances between actual results of operations and the results expected by securities analysts and the factors mentioned under "--Fluctuations in Operating Results," among other factors, may have a significant impact on the market price of the Common Stock and the price of the Warrants. It is not expected that a liquid public market will develop for the Warrants.

RISKS OF CONTRACT SERVICES BUSINESS

     The Company is subject to the risks associated with a contract services business, including dependence on reputation with existing customers, volatility of workload and dependence on ability to retain qualified technical personnel. Also, a substantial portion of the Company's contract services revenue may be derived from the performance of services under fixed-price contracts. There can be no assurance that the Company can consistently perform in a profitable manner under these contracts, especially in the field of software development, where cost overruns are common-place. See "Business--Products and Services."

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW PRODUCTS AND MARKETS

     The Company expects that the market for hospitality, gaming and manufacturing information management systems and network hardware and software products will continue to be subject to frequent and rapid changes in technology and customer preferences. Customers may delay purchases in anticipation of technological changes. In addition, the Company's ability to develop and market information management and network systems and other new products is dependent upon its ability to attract and retain qualified employees. Any failure by the Company to anticipate or respond adequately to the changes in technology and customer preferences, or to develop and introduce new products in a timely fashion, could materially adversely affect the Company's business and operating results. See "Business--Research and Development."

DEPENDENCE ON PROPRIETARY TECHNOLOGY

     The Company's success depends in part upon its proprietary application software and its licensing rights to the principal application software products marketed by it. The Company relies on a combination of contractual rights, trademarks, copyrights and other property rights to establish or protect its proprietary rights in its products. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary rights or independent third party development of functionally equivalent technology. Although the Company does not believe that it is materially infringing on the intellectual property rights of others, there can be no assurance that such a claim will not be asserted against the Company in the future or that any attempt to protect its technology will not be challenged. See "Business--Trademarks, Copyrights and Licenses."

DEPENDENCE ON KEY PERSONNEL

     Competition for qualified personnel in the software industry is intense and there can be no assurance that the Company will be able to attract and retain a sufficient number of qualified employees. As the business of the Company grows, it may become increasingly difficult for it to hire, train and assimilate the new employees needed. The Company's success depends to a significant degree upon the continued contributions of its key management, marketing, product development and operational personnel, including Richard S. Ressler and George
G. Bayz. The Company does not maintain key man insurance for any of such officers.

     The services of Richard S. Ressler, Chairman of the Board and Director of the Company, are provided on a non-exclusive basis pursuant to an agreement which expires in August 1997. There can be no assurance that Mr. Ressler will continue with the Company after such date or that the Company will be able to find a replacement in the event that either the Company or Mr. Ressler determines not to continue their relationship. See "Principal and Selling Stockholders."

RISK OF FOREIGN OPERATIONS

     The financial performance of the Company is affected to some extent by the fluctuation in value of the US dollar in relation to the local currencies of the countries in which the Company does business. In addition, the Company's foreign operations are subject to the usual risks that may affect such operations, including import and export restrictions, possible expropriation or other governmental actions, taxes and political changes. Most of the Company's foreign operations are located in Singapore, Hong Kong and Canada.

SHARES AVAILABLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock after this offering could have a material adverse effect on the Offered Securities. Upon completion of this offering, the Company will have outstanding and issuable 8,690,851 shares of Common Stock, as of February 28, 1997, not including among other things the 750,000 Warrant Shares issuable upon exercise of the Warrants. All of the outstanding shares (other than approximately 671,400 shares that are subject to an escrow agreement) are, and all of the issuable shares will be, freely tradeable; provided that shares held by affiliates of the Company may be subject to limitations on disposition pursuant to Rule 144 under the Securities Act of 1933.

ABSENCE OF PUBLIC MARKET FOR WARRANTS

     There is no existing market for the Warrants and there can be no assurance as to the liquidity of any markets that may develop for the Warrants, the ability of the holders to sell their Warrants or at what price holders of the Warrants will be able to sell their Warrants. Future trading prices of the Warrants will depend on many factors including, among other things, the value of the Common Stock, the Company's operating results and the market for similar securities.

                                   THE COMPANY

     MAI provides software applications, professional services and networked client/server computer equipment for the hotel, resort and gaming industries and to mid-sized process manufacturers. In addition, the Company provides a variety of products and services to its installed base of legacy customers.

     MAI's Hotel CompuSystem II and Paragon products, the Lodging Touch International ("LTI") products and the Gaming Systems International ("GSI") products for the hospitality and gaming industry and the Company's CIMPRO and MANBASE products for mid-sized process manufacturers enable MAI's customers to operate more efficiently their businesses. More hotel and resort rooms are managed by MAI's hospitality products, installed at more than 3,500 hotels and resorts worldwide, than any other front desk and back office software product in the hospitality and resort industry. The GSI suite of products provide complete slot accounting and player tracking functionality and are installed in approximately 10,000 slot machines around the world. The CIMPRO and MANBASE products are a suite of robust, full-featured products for process manufacturers. In addition, MAI is a reseller of third-party networking and applications products, including Microsoft Windows 95/NT, Novell Netware, the Solomon suite of financial management products, Optika imaging systems and Visual HR for human resource management. The Company also sells various UNIX-based operating systems in conjunction with its computer equipment sales.

     MAI's professional services include state-of-the-art software applications support for all the applications it offers to its customers, software training, custom programming, project management, information systems and telecommunications consulting, network design, remote network management, and various outsourcing offerings.

     The Company has improved and intends to improve its strategic positioning through acquisitions and product licensing. The Company recently acquired Hotel Information Systems and the LTI products to complete its offerings to the hospitality industry. It reacquired the distribution rights to the advanced MANBASE products and it acquired the CIMPRO division of Datalogix International, Inc., a wholly-owned subsidiary of Oracle Corporation.

     MAI also sells, configures and installs for its customers a broad array of network and other client/server equipment produced by industry leaders such as IBM, Cisco Systems, Compaq Computer and Bay Networks.

     In addition to offering total information systems solutions for the hotel, resort and gaming industries and mid-sized process manufacturers, MAI offers products and services to maintain, upgrade and otherwise extend the useful life of the mid-range MAI-Basic Four computer systems that were manufactured by the Company and its predecessors in the 1970's and 1980's.

     The Company operated under the protection of Chapter 11 of the Bankruptcy Code from April 12, 1993 to January 27, 1994. See "Risk Factors--Emergence from Chapter 11 Bankruptcy Proceedings" and "Chapter 11 Bankruptcy Proceedings."

     MAI Systems Corporation was incorporated under the laws of the State of Delaware on September 6, 1984. The Company commenced operations on January 29, 1985. The Company's name was changed from MAI Basic Four, Inc. to MAI Systems Corporation on November 6, 1990. The Company's principal executive offices are presently located at 9600 Jeronimo Road, Irvine, California 92718, (714) 580-0700.

     On August 9, 1996, MAI acquired substantially all the assets and assumed certain of the liabilities of HIS. The assets acquired from HIS are used in the business of software design, engineering and service relating to hotel information systems and included the subsidiaries of HIS in Singapore, Hong Kong and Australia. As consideration for the HIS Acquisition, MAI issued 1,184,383 shares of Common Stock to HIS and assumed net liabilities of approximately $7.9 million. The 1,184,383 shares do not reflect any possible adjustments on account of purchase price adjustments or adjustments based on resolution of disputes, with respect to the HIS Acquisition. Subject to certain conditions and limitations, all of the shares issued in the HIS Acquisition are subject to registration rights. On October 28, 1996, the Company filed a registration statement on Form S-3 with respect to such shares and shares that may be issued pursuant to the aforementioned adjustments. To date, effectiveness of such registration statement has not been requested, while the Company attempts to resolve certain disputes relating to the HIS Acquisition. Any actual adjustment to the number of shares issuable to HIS will be based on the public offering price determined at the time of consummation of the offering of the shares acquired by HIS. The Company currently estimates, based on certain assumptions that are subject to change, that it will issue up to an additional 216,255 shares to HIS or its shareholders.


                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares or Warrants by the Selling Stockholders or from the sale of any Warrant Shares issued to the Selling Stockholders upon exercise of the Warrants and included by the Selling Stockholders in this offering. The Company will receive the exercise price of $8.00 per share, subject to adjustment, upon exercise by holders of the Warrants to acquire the Warrant Shares.

                                    BUSINESS

THE COMPANY

     MAI provides software applications, professional services and networked client/server computer equipment for the hotel, resort and gaming industries and to mid-sized process manufacturers. In addition, the Company provides a variety of products and services to its installed base of legacy customers.

     MAI's Hotel CompuSystem II and Paragon products, the LTI products and the GSI products for the hospitality and gaming industry and the Company's CIMPRO and MANBASE products for mid-sized process manufacturers enable MAI's customers to operate more efficiently their businesses. More hotel and resort rooms are managed by MAI's hospitality products, installed at more than 3,500 hotels and resorts worldwide, than any other front desk and back office software product in the hospitality and resort industry. The GSI suite of products provide complete slot accounting and player tracking functionality and are installed in approximately 10,000 slot machines around the world. The CIMPRO and MANBASE products are a suite of robust, full-featured products for process manufacturers. In addition, MAI is a reseller of third-party networking and applications products, including Microsoft Windows 95/NT, Novell Netware, the Solomon suite of financial management products, Optika imaging systems and Visual HR for human resource management. The Company also sells various UNIX-based operating systems in conjunction with its computer equipment sales.

     MAI's professional services include state of the art software applications support for all the applications it offers to its customers, software training, custom programming, project management, information systems and telecommunications consulting, network design, remote network management and various outsourcing offerings.

     The Company has improved and intends to improve its strategic positioning through acquisitions and product licensing. The Company recently acquired Hotel Information Systems and the LTI products to complete its offerings to the hospitality industry. It reacquired the distribution rights to the advanced MANBASE products and it acquired the CIMPRO Division from Datalogix International, Inc., a wholly-owned subsidiary of Oracle Corporation.

     MAI also sells, configures and installs for its customers a broad array of network and other client/server equipment produced by industry leaders such as IBM, Cisco Systems, Compaq Computer and Bay Networks.

     In addition to offering total information system solutions for the hotel, resort and gaming industries and mid-sized process manufacturers, MAI offers products and services to maintain, upgrade and otherwise extend the useful life of the mid-range MAI-Basic Four computer systems that were manufactured by the Company and its predecessors in the 1970's and 1980's.

MARKET OVERVIEW

     Until the mid-1980's most mid-sized companies (which comprised the majority of MAI's customers) generally utilized host-based computer systems that were based on proprietary hardware and software. The systems usually consisted of a central processing unit located somewhere in a facility and terminals and printers located throughout the enterprise. Data was input at the terminals and was extracted through the use of programs that were created by the central MIS department. Reports were printed at printers located throughout the facility or distributed by the MIS department. The advantage that these systems offered was that all of the components, the central processing unit, the operating system, the application software, the printers and other peripheral devices were closely integrated and worked together seamlessly. Among the disadvantages of these systems were that they could only run applications that were specially written to run on them, the actual users of the enterprise's information were limited to reports that were available in the existing programs and new technologies were often not compatible with the system. Additionally, the host-based computing model required a staff of dedicated information system professionals to run it.

     By the mid-1980's, the personal computer had become powerful enough, and enough application software had been written, to enable it to perform most of the tasks that were being performed by the older host-based systems. The advantage of this new technology was immediately apparent: users of the data could create their own reports to analyze data in new and creative ways and were no longer limited to the forms of data inquiry that had been created by the centralized information services department. A wide range of applications and peripheral products from a variety of manufacturers was available to fill virtually all of the needs of an end user. The equipment was inexpensive and easy to maintain. The need for large information management staffs was curtailed. With the further development of high speed computer networks, client/server computing emerged. Businesses found that they could centrally maintain key data which could be accessed by end users throughout the enterprise. The end users could then manipulate the data and create their own reports without dependence on the centralized information management department. By the end of the decade, to a very large extent corporate America had begun the migration from host-based, proprietary computing to open-system, client/server computing.

     Since the array of products used in an open-system environment often do not operate in the seamless fashion of a proprietary system, many smaller businesses are faced with the difficult situation of maintaining and integrating these diverse products. In many cases, mid-size companies now out-source their information management needs including the design, implementation and maintenance of their networks, maintenance of their hardware and support of their software. Companies like MAI have emerged to provide total information solutions to these customers. These businesses design, integrate and maintain systems comprised of industry-standard components from a wide variety of developers and manufacturers. They provide on-site equipment maintenance, telephonic software support and remote management of networks.

STRATEGY

     MAI's strategy is to focus on delivering total information solutions to customers in the hospitality and gaming industries and to mid-sized process manufacturers, and to enable its host-based systems customers to maximize the value of their legacy systems and establish a migration path to open systems client/server computing.

     The Company offers industry-leading applications products, including Hotel CompuSystem II, Paragon and Lodging Touch International front desk, back office and central reservation system products for the hospitality industry, the Gaming Systems International products for the gaming industry, and the CIMPRO and MANBASE line of products for process manufacturers. The Company's strategy is to develop total information systems around these applications to enable customers to maximize the strategic value of their information resources. This will be done through the design, implementation and support of information systems which allow data to be input, output and exchanged throughout the network. The Company matches its specific industry expertise with its experience in designing, installing, integrating, maintaining and supporting enterprise-wide information systems.

     For its legacy system customers, the Company offers products and services which extend the useful life of the legacy system while linking it with the state-of-the-art computing technology and enabling the system to utilize the latest telecommunications technology. The Company assists these customers to prepare for the time when it is appropriate for them to transition from the proprietary system/host-based computer to the open system/client/server model.

     Studies indicate that sixty percent of companies similar to the Company's legacy customers intend to establish WANs and LANs before the turn of the century. As its customers transition to network computing, the Company is well positioned to help them make the transition. It is a reseller of popular and reliable computing technology, including products manufactured by Bay Networks, Cisco Systems, Compaq Computer, Inc., Hewlett Packard and IBM Corporation. It is a Microsoft Solutions provider and has achieved certification to provide support for Windows NT, the advanced operating system from Microsoft Corporation. The Company believes that it can demonstrate to its current customer base and to new customers that it is best suited to move them forward to networked computing because of its familiarity with their information system needs, the Company's expertise in complex WANs and LANs, its wide array of products and services and its unique ability to provide reliable service and support around the clock across the nation.

     Because mid-sized companies generally do not maintain large information system staffs, these companies may rely on third parties like the Company to help them design and maintain their information systems. MAI is well positioned to provide the services that the customers will require and that it has the knowledge base that will make it the preferred provider of these products and services.

     By successfully executing on these strategies, MAI believes that it can become its customer's partner maximizing the utilization of its critical resource: its information.

GENERAL

     MAI provides software applications, professional services and networked client/server computer equipment for the hotel, resort and gaming industries and to mid-sized process manufacturers. In addition, the Company provides a variety of products and services for its installed base of legacy customers. The Company markets its proprietary software products and is the reseller of a variety of third-party application products. It also designs, installs, integrates, maintains and supports complex WANs and LANs which feature open system components from well-known technology companies, such as IBM, Cisco Systems, Compaq Computer and Bay Networks. MAI also provides on-site equipment maintenance and installation throughout North America both directly and through a relationship with Olivetti North America, Inc. and Olivetti Canada Ltd., and it provides around-the-clock telephonic support and remote network management.

     The Company's software products operate on IBM RISC and Intel Corporation-based microcomputer systems. The Company's OpenBASIC application environment runs under various UNIX-based operating systems and enables licensees of the Company's proprietary, BusinessBASIC-based applications to run on open systems equipment. These products provide cost effective multi-user solutions for customers whose needs range from entry-level systems to mid-sized, multiprocessor systems that support up to 500 users.

PRODUCTS AND SERVICES

     Products and Services

     MAI designs, implements, maintains and supports total information system solutions utilizing complete WANs and LANs. In conjunction with these solutions, the Company's approach is to analyze a customer's information system requirements, propose a solution and then design, integrate, install and maintain the system. One of the principal objectives of the Company is to help its customers utilize their data across their entire enterprise so that information that was once limited to one area of a business can now be available to other areas where it can be utilized for new purposes. Once a system is on-line, the Company typically continues its relationship with the customer by providing around-theclock telephonic support and, through its partnership with Olivetti, on-site field support. The systems designed by the Company utilize the Company's industry-leading property management system and process manufacturing applications software, and industry-standard hardware and software products from leading technology vendors including Cisco Systems, Compaq Computer, Hewlett Packard, IBM, Larscom, Microsoft and Novell. Additionally, the Company resells telecommunicatin services and equipment, including wide bandwidth T1 lines, which enable its customers to achieve maximum utilization of their networks.

     Products for Hotels, Resorts and Destinations

     The Company markets three property management systems. Hotel CompuSystem
II has been marketed by the Company since 1990, when the Company acquired Computerized Lodging Systems ("CLS"). In August 1996 the Company acquired Hotel Information Systems, Inc. and began marketing its Paragon product line. In October 1996, the Company become the exclusive distributor of the Lodging Touch International products from Enhanced Hospitality Solutions. Each of the products has features which make it particuarly well-suited to a different segment of the hospitality marketplace. In addition, the Company markets the Gaming Systems International ("GSI") products for the gaming industry.

     Hotel CompuSystem II provides one of the leading information systems in the hotel and resort industry. Running under UNIX, Hotel CompuSystem II is full-featured and provides customers with front desk, night audit, house-keeping and numerous other functions. Its target client is a full-featured hotel or resort with 300 to 1,000 rooms. Additionally, the CLS products interface to more than 250 other hospitality-related information system products, such as point-of-sale systems, telephone call monitoring systems and minibar maintenance systems. The ease of connectivity with third-party products is one of the system's competitive advantages. Hotel CompuSystem II is installed in over 2,000 sites worldwide.

     The Paragon property management system, from HIS, is designed to serve the needs of larger hotels and resorts. Running on IBM AS 400 or System 36 minicomputers, the Paragon product line provides the full range of features and functionality required by premier properties, such as Disneyland Paris. Paragon is installed in hotels and resorts around the world, and is a major presence in the Pacific Rim.

     The Lodging Touch International ("LTI") products are a state-of the-art suite of products designed to take full advantage of the versatility of Microsoft's Widows 95 and Windows NT operating systems. They are the industry's first fully graphical products and the only ones to fully utilize the features of the Windows operating system. With the LTI products, MAI has been named a Microsoft Solutions Partner.

     GSI's on-line slot accounting and player tracking product is comprised of a proprietary circuit board which is installed inside electronic slot machines, and database software which gathers and maintains data collected by the circuit boards. The Company utilizes Novell-based LANs to link the slot machines. The GSI system monitors the activity in the individual gaming machines in real time, providing information on the activity of each machine, the amount of money in the machine, whether or not the machine is operating properly and alerting the casino management if the machine has been tampered with. The software modules include stand-alone player tracking, cage/pit management, table games accounting, slot maintenance, employee time and attendance, and numerous other functions.

     Products for Process Manufacturing

     MAI develops and markets MANBASE and CIMPRO, both of which are enterprise resource planning ("ERP") applications, used by process manufacturers. The Company's typical customer generally has annual revenues between $50 million and $500 million. These manufacturers convert raw material into finished goods or into products used to manufacture other goods. Typical users of the Company's ERP product would be manufacturers who convert raw milk into cheese and other dairy products, or pharmaceutical manufacturers who convert raw chemicals into medicinal products. These process manufacturers have unique requirements in quality control, regulatory compliance, inventory control and production planning that require an integrated application and system solution.

     The CIMPRO product, which the Company acquired from Oracle Corporation in March 1997, offers a fully integrated modular system for complete support of process manufacturing planning and tracking, including inventory, production, supply chain management, costing, accounting, electronic data interchange and regulatory compliance. CIMPRO's customer base is primarily with food, chemical and pharmaceutical manufacturers.

     MANBASE, the rights to which the Company reacquired in March 1996, also offers a fully integrated ERP application for process manufacturers. MANBASE has been sold primarily to food manufacturers and has many features which are tailored for the unique requirements of this industry.

     Legacy System Products and Services

     The Company continues to provide products and services to its installed base of customers. These products and services are designed to enable customers to benefit from their investment in the Company's host-based information systems. The Company's OpenBASIC application environment permits customers using application software written in the Business BASIC programming language to continue to use such application software on selected hardware platforms designed for the UNIX, MS-DOS and Novell environments. Optional OpenBASIC modules permit developers to enhance their Business BASIC applications by integrating them with popular UNIX and MS-DOS/Microsoft Windows software.

     With its own personnel and through an outsource agreement with Olivetti North America, Inc. in the United States, and with Olivetti Canada Ltd. in Canada, and directly in Venezuela and Puerto Rico, the Company offers on-site repair and warranty service and around-the-clock telephonic support to its legacy customers. The Company also provides a range of customer education, training and consulting services for its application software packages and hardware and horizontal software products. These services are offered to the Company's customers as part of the Company's strategy of supplying the total information solution to its customers.

     The Company markets a family of upgradeable, industry-standard platforms based upon IBM RISC and Intel Corporation microcomputer technology and featuring the Company's OpenBASIC application environment running under various UNIX-based operating systems. These products provide cost-effective, multi-user solutions for customers whose needs range from entry-level systems to mid-size, multiprocessor systems that support up to 500 users.

MARKETING AND SALES

     In the United States, the Company's systems are marketed by a direct sales and marketing organization, which included, as of February 28, 1997, 113 sales, sales support, administrative and marketing personnel located in the corporate headquarters and five satellite offices. In addition, the Company markets its systems internationally through its subsidiaries, which operate in Hong Kong, Singapore, Canada, Puerto Rico, Venezuela, Mexico and the Netherlands (including a branch office in the United Kingdom) and through various distributors that are exclusive in their jurisdiction. The Company's international subsidiaries employed, as of February 28, 1997, 86 sales, sales support, administrative and marketing personnel who are engaged in the marketing of MAI products from two sales locations in Canada and 15 other sales locations abroad. Additionally, the Company also sells its products through indirect channels outside the United States. These indirect channels include independent VARs, distributors, ISVs and local sales agents.

     The financial performance of the Company is affected by the fluctuation in value of the U.S. dollar in relation to the local currencies of the countries in which the Company does business. However, certain international contracts are priced in U.S. dollars. In addition, the Company's foreign operations are subject to the usual risks that may affect such operations, including import and export restrictions, possible expropriation or other governmental actions, taxes and political changes.

MAINTENANCE AND SUPPORT SERVICE

     Remote network management, software support and on-site equipment maintenance are key components of the Company's business strategy. The Company operates around-the-clock redundant remote network management and software support centers. In the event that power or communications are shut down at any facility, through advanced telecommunication systems, calls are automatically rerouted to remote support facilities. Trained personnel respond to customer requests for application product support and provide remote network management to anticipate and correct potential problems on customers' LANs and WANs.

     The Company also provides on-site equipment maintenance, preventive maintenance and reconditioning services for substantially all of the legacy systems marketed by the Company. These services are available throughout the United States and Canada (through outsource agreements with Olivetti North America, Inc. and Olivetti Canada Ltd.), Puerto Rico and Venezuela. As of February 28, 1997, the Company employed approximately 53 trained service technicians at six service locations in Canada, Puerto Rico and Venezuela. From October 15, 1996 through February 1997, primarily as a result of the recent outsource agreement with Olivetti, the Company reduced its employees by approximately 183 persons and has eliminated five service locations in the United States and seven service locations in Canada.

     The Company's support and maintenance services are generally provided pursuant to individual contracts with customers, although time and material services are provided in some areas. Such agreements are of varying duration, provide annual cancellation rights and frequently require advance payment of fees to the Company. Substantially all of the revenue earned by support and maintenance operations is invoiced to customers in advance.

PRODUCTION AND PROCUREMENT

     In response to market demand for standardized hardware and software products, all of the Company's current systems offerings utilize an open systems architecture, which means that they will operate on a wide variety of third-party hardware equipment. At present, the Company has relationships with a number of suppliers of such systems, including Bay Networks, Cisco Systems, Compaq Computer, Hewlett Packard and IBM Corporation and distributors such as MicroAge and Ingram Micro. Management believes that these relationships have enabled the Company to reduce product costs, permit earlier availability of new technology and offer customers products with superior performance at competitive prices. The Company no longer manufactures proprietary hardware products but does refurbish for resale previously owned MAI equipment.

     Delay or failure in the delivery of products or components purchased from third parties could adversely affect shipments by the Company and its ability to conclude sales. The Company has purchased many products and components from single sources of supply. Because the Company's current products are industry standard, management believes that alternative sources of supply of similar products would be available to the Company in the event of any interruption of delivery of a single source supplier.

ORDER, SHIPMENT AND BACKLOG

     The Company generally records and enters into backlog a purchase order for equipment and software when it receives a customer's written order requesting delivery within six months, once systems configuration and contract provisions are verified. In the United States and in some areas outside the United States, a deposit is also required from a customer before the order is recorded and entered into backlog. Orders that are canceled by the customer and orders that are not shipped within one year are removed from backlog. Orders that are removed from backlog for non-shipment are restored if they are reinstated by the customer.

     The Company's backlog is not necessarily indicative of future revenues.

RESEARCH AND DEVELOPMENT

     The Company's research and development activities are focused on the development of products for hospitality, gaming and manufacturing information management systems and on extending and enhancing OpenBASIC. The Company's use of OpenBASIC application environments and its system integration capability permits it to have substantial independence from individual hardware manufacturers and minimized the need for hardware research and development.

     As of February 28, 1997, the Company employed 36 engineers, programmers and other technical personnel in research and development activities. For the first three quarters of 1996, the Company expensed approximately $1,366,000 for research and development. The Company's research and development expenditures in 1995 related primarily to support and enhancement of existing software products. In the years ended December 31, 1995, 1994 and 1993, the Company expensed $2,667,000, $2,698,000 and $2,901,000, respectively, for research and development. These amounts reflect engineering labor, material and engineering overhead.

CUSTOMERS

     The Company's customers are generally small and medium-sized businesses, with fifty to 500 employees. During 1995 and 1996, no single customer accounted for 10% or more of the Company's revenues.

COMPETITION

     Competition is vigorous in all sectors of the worldwide market for computer-based applications systems such as those which the Company offers. The Company has numerous competitors varying widely in their size, capabilities, market segment and geographical area, many of which are larger and have financial resources far greater than the Company.

     Within its targeted application markets, the Company has positioned itself to sell complete solutions to the hospitality and gaming industries and to mid-sized manufacturing businesses. Regarding the hospitality, gaming and manufacturing application software and system markets, the Company competes with several applications software providers, local VARs and ISVs who usually resell hardware, software and networking products of larger original equipment manufacturers, and internal information management departments with significant application development resources. In marketing its products and services to mid-sized manufacturers, the Company competes with many software applications vendors, none of which individually commands significant market share, and local VARs and ISVs, who usually resell hardware or networking products of larger original equipment manufacturers. The VARs and ISVs with which the Company often competes are typically smaller organizations that are usually dependent on one or two specialized software application products targeted for specific industry market segments. Although certain of these suppliers have national (or international) capability, most are regional and unable to provide the full range of technical support and maintenance services offered by the Company.

     The Company also competes with independent service organizations ("ISOs"), which provide service to end users of the Company's software products, and third-party maintenance organizations ("TPMs"), which provide service to users of the Company's hardware products. In addition to competing with these companies on the basis of price and quality of service and support, the Company has also sought to enforce its copyrights when these organizations infringe upon its rights. For example, the Company's application software licenses prohibit end users or their agents from porting its software to different hardware platforms, an act which is sometimes performed by ISOs. The Company has prevailed in litigation against TPMs who have utilized its proprietary diagnostic software to provide maintenance services to customers of the Company's hardware products. See "--Legal Proceedings." Many of the Company's services are also provided by in-house MIS departments.

TRADEMARKS, COPYRIGHTS AND LICENSES

     The Company is the owner of certain trademarks, copyrights and other property rights associated with its businesses, including rights associated with its proprietary application software. The Company owns or has licensing rights, generally with terms of three years (except for the Lodging Touch products, where the license is perpetual), to the principal application software products marketed by the Company. Such licensing rights generally are renewable. Although there is some risk that the independent vendors who own such products may elect not to renew their licensing agreements with the Company and enter into exclusive arrangements with, or elect to install their software on systems sold by competitors of the Company, such vendors generally tend to continue to support the Company's marketing efforts so long as the Company's systems provide a good opportunity for them to market their products.

     The Company is party to license agreements with IBM relating to a variety of patents, with Novell, Inc. relating to UNIX and with a number of other suppliers of software products. These licenses are terminable at the Company's option and certain of the licenses require the Company to make royalty payments.

     OpenBASIC and certain other intellectual property formerly owned by the Company is currently owned by Triple P Management BV ("Triple P"), a corporation organized under the laws of the Netherlands, which acquired the rights from Application Systems, Inc. ("ASI"), a Delaware corporation controlled by the Company's former bank lenders (the "Banks"), which holds the stock of certain of the Company's former European subsidiaries, which stock was acquired by the Banks in connection with the foreclosure described under "Chapter 11 Bankruptcy Proceedings." MAI retained an exclusive license to use the intellectual property in the western hemisphere. The license is perpetual and royalty free, but subject to termination under certain circumstances.

LEGAL PROCEEDINGS

     The Company has filed and will continue to file objections to claims asserted in its Chapter 11 bankruptcy proceedings. The majority of these claims would, if upheld, give rise to allowed unsecured claims entitling the respective claimants to distributions of new Common Stock. A number of filed objections in respect of secured claims, administrative claims, priority claims, tax claims, convenience claims and cure claims were still outstanding at December 31, 1996. To the extent the Company's objections to such claims are not sustained, the Company will be obligated to pay such claims in a lump sum in the case of convenience claims and administrative claims and, in the case of secured claims, priority claims, tax claims and cure claims, on a deferred basis over six to seven years, depending on the type of claim, at an interest rate of 6% in accordance with the Plan of Reorganization. The Company does not believe the outcome of these objections to be material.

     The Company is also involved in various other legal proceedings which are incident to its business. Management believes the ultimate outcome of these matters will not have a material adverse effect on the consolidated financial position or results of operations of the Company. See "--Competition."

EMPLOYEES

     As of February 28, 1997, the Company had approximately 550 employees, of which 364 were employed in the United States, 33 in Canada, 14 in Mexico, 13 in the Netherlands, 11 in Puerto Rico, 56 in Venezuela and 60 in Asia (Hong Kong, People's Republic of China, Indonesia, Malaysia and Singapore). From October 15, 1996 through February 1997, primarily as a result of the recent outsource agreement with Olivetti, the Company reduced its employees by approximately 183 persons. In March 1995, a petition for election of a collective bargaining representative was filed with regard to field service technicians at the Company's Chicago, Illinois office, but the petition was withdrawn prior to the election. The Company has not experienced any work stoppages and considers its relationship with its employees to be good.


                        CHAPTER 11 BANKRUPTCY PROCEEDINGS

     Prior to its Chapter 11 Bankruptcy proceedings, the Company had followed certain business strategies that eventually led to its defaulting on its and its Canadian subsidiary's U.S. and Canadian Credit Agreements (the "Credit Agreements"). Thereafter, shortly before the Company filed for bankruptcy protection, the bank lenders (the "Banks"), parties to the Credit Agreements, foreclosed on all of the outstanding capital stock of certain of the Company's former European subsidiaries, on certain intellectual property of the Company and on amounts due to the Company from the European subsidiaries in satisfaction of all amounts due under the Credit Agreements which, at such time, amounted to approximately $84,500,000.

     On November 18, 1993, the United States Bankruptcy Court for the District of Delaware entered an order confirming the Plan of Reorganization. The Company had been operating under Chapter 11 of the Bankruptcy Code since April 12, 1993. The order was not appealed and became final and nonappealable on November 29, 1993. On January 27, 1994, the Bankruptcy Court entered an order which fixed January 27, 1994 as the effective date of the Plan of Reorganization. The 1995 Form 10-K which is incorporated by reference herein contains a summary of the material features of the Plan of Reorganization. Such summary is qualified in its entirety by reference to the Plan of Reorganization which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     The Plan of Reorganization provided for, among other things, (i) the satisfaction of substantially all of the Debtors' unsecured (non-priority) indebtedness through the issuance of the Company's Common Stock and (ii) the cancellation of existing equity interests in the Debtors. The Plan of Reorganization also provided for the substantive consolidation and merger of the Debtors and the corresponding extinguishment of intercompany liabilities and contracts among the Debtors. At June 30, 1996, the aggregate amount of tax claims had been reduced to $711,697 and the Company continues to dispute certain tax claims.

     The Company commenced distribution of Common Stock to holders of unsecured claims on April 14, 1994. The Common Stock is issued pursuant to section 1145 of the Bankruptcy Code, which contains an exemption from registration under the Securities Act of 1933, as amended. Through December 31, 1996, the Company had distributed 6,728,256 shares of Common Stock to its former creditors, and the Company has estimated that an additional 75,000 shares are issuable in settlement of other creditor claims. The Plan of Reorganization provided holders of unsecured claims the right to elect a limited cash recovery, and through December 31, 1996, $74,570 in cash had been distributed pursuant to such provision.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth (i) certain information regarding beneficial ownership of the Company's Common Stock as of February 28, 1997 by (1) each person who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (2) each director and executive officer of the Company, (3) all directors and executive officers of the Company as a group and (4) The Value Realization Fund, L.P., Canyon Value Realization Fund (Cayman), Ltd., GRS Partners II and CPI Securities L.P. (collectively, the "Selling Stockholders") and affiliated entities and (ii) the information set forth in (i) as adjusted to reflect the sale of the shares offered hereby. Unless otherwise indicated below, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to the shares of Common Stock, except to the extent authority is shared by spouses under applicable law.


                                BENEFICIAL OWNERSHIP              BENEFICIAL OWNERSHIP
                                PRIOR TO OFFERING(1)                AFTER OFFERING(1)
                                --------------------              --------------------
                                                       NUMBER
                                NUMBER OF             OF SHARES    NUMBER
NAME                              SHARES    PERCENT   TO BE SOLD  OF SHARES   PERCENT
------------------------------- ---------  ---------  ----------  ---------  ----------

CSA(2)(3)......................   517,319     6.0%         --       517,319     6.0%
Montreux Equity
Partners III, L.P.(3)..........   118,569     1.4          --       118,569     1.4
Richard S. Ressler(4).......... 1,414,791    16.4          --     1,414,791    16.4
CPI Securities LP group (5).... 1,705,000    19.8    1,150,000      555,000     6.4
George G. Bayz(6)(7)...........    34,250      *           --        34,250      *
Lewis H. Stanton...............        --      --          --            --     --
W. Brian Kretzmer(6)(7)........    20,833      *           --        20,833      *
Stanley P. Witkow(6)(7)........    22,833      *           --        22,833      *
Alan A. Gleicher...............    12,500      *           --        12,500      *
Morton O. Schapiro.............    12,500      *           --        12,500      *
All directors and executive
officers as a group (7 persons) 1,467,707     17.0         --     1,467,707    17.0

---------------
*   Less than 1%.
(1) The number of shares beneficially owned by each beneficial owner listed above is based upon the numbers reported by such owner in documents publicly filed with the Commission, publicly available information or information available to the Company. The percentage of each class is calculated based on the total number of shares of each class actually outstanding at February 28, 1997. Such number (i.e., 8,615,851 shares) differs from the total of shares issued and issuable as of such date. The foregoing table includes shares with respect to which such beneficial owner


                                      -24-


    has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) of the Exchange Act.
(2) The shares are held by Computer Systems Advisors (Private) Limited and CSA Pte Ltd (collectively, "CSA"). CSA's address is 221 Henderson Road, 08-01, Henderson Building, Singapore 0315.
(3) On October 28, 1996, the Company filed a registration statement on Form S-3 with respect to the shares held by CSA and Montreux Equity Partners III, L.P. Such stockholders beneficially own in the aggregate 635,888 shares of Common Stock and the Company currently estimates, based on certain assumptions that are subject to change, that it will issue up to an additional 216,255 shares to such stockholders. The estimated additional shares are not included in the table.
(4) Includes a warrant to purchase 625,000 shares of Common Stock, which is currently exercisable. Mr. Ressler's address is c/o MAI Systems Corporation, 9600 Jeronimo Road, Irvine, California 92718. Mr. Ressler also holds a warrant to purchase 50,000 shares of Common Stock, which warrant was issued March 6, 1997 to Orchard Capital Corporartion and transferred to him on that date.
(5) CPI Securities L.P., Canpartners Incorporated, The Value Realization Fund L.P., The Canyon Value Realization Fund (Cayman), Ltd., GRS Partners II, Mitchell R. Julis, Joshua S. Friedman, R. Christian B. Evensen, K. Robert Turner, Patrick Dooley, Scott Imbach, Monica Young, Douglas Claman and Michael McCarthy, as a group, beneficially own 1,705,000 shares of Common Stock, including 750,000 Warrant Shares issuable upon exercise of the Warrants. The address of all the above-referenced entities other than The Canyon Value Realization Fund (Cayman), Ltd. and GRS Partners II is 9665 Wilshire Boulevard, Suite 200, Beverly Hills, California 90212; the addresses for The Canyon Value Realization Fund (Cayman), Ltd. and GRS Partners II are c/o MeesPierson (Cayman) Limited, British American Center, Phase 3, Dr. Roy's Drive, Grand Cayman, B.W.I. and c/o Grosvenor Capital Management, L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606. The 1,705,000 shares includes the 400,000 Shares issued and sold by the Company in a private placement to the Selling Stockholders on February 14, 1997.
(6) Includes shares subject to options that are currently exercisable. For Mr. Bayz (31,249 shares), Mr. Kretzmer (20,833 shares), Mr. Witkow (20,833 shares), Mr. Gleicher (12,500 shares) and Mr. Schapiro (12,500 shares).
(7) Excludes shares subject to options granted during 1995 and 1996 and that become exercisable incrementally with full vesting occurring three years following the date of grant. For Mr. Bayz (172,500 shares), Mr. Kretzmer (77,500 shares) and Mr. Witkow (77,500 shares).

     The services of Richard S. Ressler, Chairman of the Board and Director of the Company, are provided pursuant to an agreement entered into in August 1994 with Orchard Capital Corp. ("Orchard"), which is his employer. Pursuant to that agreement, Orchard agreed to provide Mr. Ressler's services on a non-exclusive basis for two years, which expired in August 1996. In October 1996, the agreement was retroactively renewed for one additional year. Orchard is paid $24,000 per month during the term of the agreement ($20,000 per month during the original term) and was awarded a bonus of $1,187,500 in January 1996. Additionally, Orchard was granted a warrant to purchase up to 625,000 shares of the Company's Common Stock at $1.90 per share and a warrant to purchase up to 50,000 shares of Common Stock at $7.50 per share, which warrants are currently exercisable; Mr. Ressler currently holds such warrants directly. The warrants expire August 14, 1999 and March 6, 2002, respectively.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"). At February 28, 1997, there were 8,690,851 shares of Common Stock issued and issuable. This total does not include 993,793 shares issuable upon the exercise of outstanding options under the Company's stock option plans, 699,750 shares issuable upon the exercise of outstanding warrants, up to 50,546 shares expected to be issued pursuant to agreements pursuant to which a subsidiary of the Company purchased 30% of its outstanding common stock and terminated options for the purchase of 3.5% of its common stock, up to 216,255 shares that the Company expects to issue pursuant to the agreements relating to the acquisition of HIS and the 750,000 Warrant Shares. Most of the 699,750 outstanding warrants are held by Richard S. Ressler. See "Principal and Selling Stockholders."

     Shares of Common Stock have been and are being issued as described above under "Chapter 11 Bankruptcy Proceedings" and will also be issued to optionees under the Company's 1993 Stock Option Plan and the 1995 Non-Employee Directors Stock Option Plan. At February 28, 1997, the number of shares of Common Stock reserved for issuance upon exercise of options (both granted and available for grant) equaled 1,034,172. The information in the preceding paragraph reflects options granted. The Company's stock option plans will permit additional options to be granted in the future.

     All outstanding shares of Common Stock are, and the shares to be issued as contemplated herein will be, validly authorized, fully paid and nonassessable. All holders of Common Stock have full voting rights and are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Votes may not be cumulated in the election of directors. Stockholders have no preemptive or subscription rights. The Common Stock is neither redeemable nor convertible, and there are no sinking fund provisions. Holders of Common Stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefor and are entitled in the event of liquidation, to share ratably in all assets remaining after payment of liabilities. The rights of holders of Common Stock will be subject to any preferential rights of any Preferred Stock which may be issued in the future.

     The Company's Amended Certificate of Incorporation does not presently authorize any Preferred Stock.

CERTAIN CHARTER AND BY-LAWS PROVISIONS

     Certain provisions of the Company's restated certificate of incorporation and by-laws could have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the policies formulated by the board of directors. In addition, these provisions are also intended to ensure that the board of directors will have sufficient time to act in what the board of directors believes to be the best interests of the Company and its stockholders.

     The Company's restated certificate of incorporation and by-laws require that special meetings of the stockholders of the Company may be called only by the board of directors, the Chairman of the Board, or the President, and shall be called by the Secretary upon the request in writing of a stockholder or stockholders holding of record at least 51% of the voting power of the issued and outstanding shares of stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in a business combination (as defined therein) with an "interested stockholder" (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of the Company or any person affiliated with such person) for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned (x) by directors who are also officers of the corporation and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to such date the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

LIMITATION ON DIRECTORS' AND OFFICERS' LIABILITY

     The Company's certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Company's by-laws provide that the Company shall indemnify directors and officers of the Company as permitted by such law.

TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.


                             DESCRIPTION OF WARRANTS

     The Warrants were issued pursuant to a warrant agreement (the "Warrant Agreement"), dated March 3, 1997, by and among the Company, the Company, as Warrant Agent, and the Selling Stockholders. The following summary of the material terms and provisions of the Warrant Agreement and the Warrants does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the Warrant Agreement and the Warrants, a copy of each of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. Capitalized terms that are used but not defined herein have the meanings assigned to them in the Warrant Agreement and such definitions are incorporated herein by reference.

GENERAL

     The Offered Securities include 750,000 Warrants to purchase shares of Common Stock. Each Warrant entitles the holder thereof upon exercise to purchase one share of Common Stock at an exercise price of $8.00 per share. In the case of warrant certificates representing two or more Warrants, upon exercise of less than all the Warrants represented by such certificate, a warrant certificate for the unexercised portion will be delivered to the holder. The Warrants vested immediately upon issuance and will expire on March 3, 2004.

COMPANY'S CALL OPTION

     In the event that on or after September 4, 1997, (i) the daily market price (as defined below) of the Common Stock equals or exceeds 150% of the Exercise Price for any ten trading days during the most recent consecutive twenty trading-day period immediately prior to the commencement of a fifteen day notice period triggered by the Company's giving notice of its election to call the Warrants, (ii) the Company is not in default of its obligations hereunder or under the Registration Rights Agreement and (iii) all of the Warrant Shares may be transferred in a public sale pursuant to a registration statement filed under the Securities Act or in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(1) and subject to certain other conditions, then the Company shall have the right, for a purchase price of $1.00 for every ten thousand Warrant Shares for which the Warrants are exercisable, to call the Warrants at the completion of the fifteen day notice period described above. The Warrants will remain subject to prior exercise during such notice period, but not thereafter. The "daily market price" for each such business day shall be: (i) if the Common Stock is then listed on a national securities exchange or is listed on The Nasdaq National Market ("NASDAQ") and is designated as a National Market System security, the last sale price, regular way, on such day on the principal stock exchange or market system on which such Common Stock is then listed or admitted to trading, or, if no such sale takes place on such day, the average of the closing bid and asked prices for the Common Stock on such day as reported on such stock exchange or market system or (ii) if the Common Stock is not then listed or admitted to trading on any national securities exchange or designated as a National Market System security on NASDAQ but is traded over-the-counter, the average of the closing bid and asked prices for the Common Stock as reported on NASDAQ or the Electronic Bulletin Board or in the National Daily Quotation Sheets, as applicable.

CONSOLIDATION, MERGER, SALE, TRANSFER OR LEASE

     So long as the Warrants remain outstanding, the Company will not merge or consolidate with or into, or sell, transfer or lease all or substantially all of its property to, any corporation unless the successor or purchasing corporation, as the case may be (if not the Company), expressly assumes, by supplemental agreement, the due and punctual performance and observance of each and every covenant and condition of the Warrant Agreement to be performed and observed by the Company.

ADJUSTMENTS TO NUMBER OF WARRANT SHARES AND EXERCISE PRICE

     The number of shares of Common Stock issuable upon exercise of a Warrant and the Exercise Price may be adjusted in certain circumstances upon the occurrence of a stock dividend, subdivision or combination of the outstanding Common Stock, certain rights offerings by the Company or distributions by dividend or otherwise of evidence of the Company's indebtedness, shares of the Company's capital stock or other property. In addition, upon the reorganization, recapitalization or consolidation, merger or sale or other disposition of all or substantially all the Company's property, pursuant to the terms of which (i) shares of common stock of the successor or acquiring corporation or of the Company (if it is the surviving corporation) or (ii) any property of any nature whatsoever in addition to or in lieu of common stock of the successor or acquiring corporation or of the Company (if it is the surviving corporation) are to be received or distributed to holders of Common Stock, then the holders of the Warrants shall have the right to receive, upon exercise thereof, the number of shares of common stock of the successor or acquiring corporation or of the Company (if it is the surviving corporation) and such other property receivable upon or as a result of the reorganization, reclassification, merger, consolidation or disposition of assets by a holder of the number of shares of Common Stock for which the Warrants held by such holder are exercisable immediately prior to such event. In addition, in the event the Company shall subdivide into two or more corporate entities owned by the Company's stockholders or the Company shall distribute, without consideration, shares of one or more subsidiaries or affiliated corporations or former divisions (the Company and each new entity a "Constituent Corporation" and collectively the "Constituent Corporations"), then the Warrants shall be divided into the right to purchase shares of common stock outstanding of each Constituent Corporation in the amounts and in the manner set forth in the Warrant Purchase Agreement.

MISCELLANEOUS

     The Warrants are transferable only on the books of the Company maintained at its principal office. Upon any registration of transfer, the Company shall countersign and deliver new Warrants to the persons entitled thereto. The Company or the Warrant Agent may require the payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any such transfer. The minimum denomination of any warrant certificate issued pursuant to the Warrant Purchase Agreement is 10,000 Warrant Shares.

     The Warrant Agent for the Warrants is the Company.

     The holders of the Warrants have no right to vote or to receive dividends or to consent to or receive notice as a stockholder in respect of any meeting of stockholders for the election of directors of the Company or any other matter, or any rights whatsoever as a stockholder of the Company.


                              PLAN OF DISTRIBUTION

     The sale or distribution of the Offered Securities may be effected directly to purchasers by the Selling Stockholders as principal or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on any stock exchange or in the over-the-counter market, (ii) in transactions otherwise than on any stock exchange or in the over-the-counter market or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sales of, the Offered Shares. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Stockholders or by agreement between the Selling Stockholders and underwriters, brokers, dealers or agents, or purchasers. If the Selling Stockholders effect such transactions by selling Offered Securities to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of Offered Securities for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Stockholders and any brokers, dealers or agents that participate in the distribution of the Offered Securities may be deemed to be underwriters, and any profit on the sale of Offered Securities by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     Under the Securities laws of certain states, the Offered Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Offered Securities may not be sold unless an exemption from registration or qualification is available and is complied with.

     The Company will pay all of the expenses incident to the registration, offering and sale of the Offered Securities to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. The Company estimates that the expenses of the offering to be borne by it will be approximately $20,000.


                      VALIDITY OF COMMON STOCK AND WARRANTS

     The validity of the shares of Common Stock and the Warrants offered hereby is being passed upon for the Company by Stanley P. Witkow, Esq., General Counsel of the Company. See "Principal and Selling Stockholders."


                                     EXPERTS

     The consolidated financial statements and schedule of MAI Systems Corporation at December 31, 1995 and 1994, and for each of the years in the three-year period ended December 31, 1995, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

-----------------------------------         -----------------------------------


   NO DEALER, SALESPERSON OR OTHER
PERSON HAS BEEN AUTHORIZED IN
CONNECTION WITH THIS OFFERING TO
GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATION NOT CONTAINED IN                        MAI SYSTEMS
THIS PROSPECTUS AND, IF GIVEN OR                       CORPORATION
MADE, SUCH INFORMATION OR
REPRESENTATION MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED BY
THE COMPANY, THE SELLING
STOCKHOLDERS OR ANY OTHER PERSON.                     Common Stock
THIS PROSPECTUS DOES NOT CONSTITUTE                  and Warrants to
AN OFFER TO SELL OR A SOLICITATION                 purchase Common Stock
OF ANY OFFER TO BUY ANY OF THE
SECURITIES OFFERED HEREBY TO ANY
PERSON IN ANY JURISDICTION IN WHICH          --------------------------------
IT IS UNLAWFUL TO MAKE ANY SUCH
OFFER OR SOLICITATION IN SUCH                          PROSPECTUS
JURISDICTION. NEITHER THE DELIVERY
OF THIS PROSPECTUS NOR ANY SALE              --------------------------------
HEREUNDER SHALL, UNDER ANY
CIRCUMSTANCES, CREATE ANY
IMPLICATION THAT THERE HAS BEEN NO
CHANGE IN THE AFFAIRS OF THE
COMPANY SINCE THE DATE HEREOF OR
THAT THE INFORMATION CONTAINED
HEREIN IS CORRECT AS OF ANY TIME
SUBSEQUENT TO ITS DATE.


         -----------------


         TABLE OF CONTENTS
                               Page

Available Information..........  2
Incorporation of Certain
  Documents by Reference.......  2
Prospectus Summary.............  3
Risk Factors...................  6
The Company.................... 11
Use of Proceeds ............... 12
Business....................... 13
Chapter 11 Bankruptcy
  Proceedings.................. 23
Principal and Selling
  Stockholders................. 24
Description of Capital Stock... 26
Description of Warrants........ 27
Plan of Distribution........... 29
Validity of Common Stock
  and Warrants................. 30
Experts........................ 30

-----------------------------------         -----------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.   Other Expenses of Issuance and Distribution.

The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are estimated as follows:

   Securities and Exchange Commission Registration Fee...........    $2,995
   Transfer Agent and Registrar Fees*............................     1,000
   Legal Fees and Expenses*......................................    10,000
   Accounting Fees and Expenses*.................................     4,000
   Miscellaneous*................................................     2,005
                                                                   --------
   Total.........................................................   $20,000
                                                                   ========

*  Estimated

Item 15.   Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law grants to the Company the power to indemnify the officers and directors of the Company, under certain circumstances and subject to certain conditions and limitations as stated therein, against all expenses and liabilities incurred by or imposed upon them as a result of suits brought against them as such officers and directors if they act in good faith and in a manner they reasonably believe to be in or nor opposed to the best interests of the Company and, with respect to any criminal action or proceeding, have no reasonable cause to believe their conduct was unlawful. The Company's Certificate of Incorporation provides for indemnification of officers and directors to the fullest extent permitted by law.

Item 16.   Exhibits.

    2.1 First Amended Joint Chapter 11 Plan of Reorganization of MAI Systems Corporation, Brooke Acquisition Corp. and CLS Software, Inc., as confirmed by the United States Bankruptcy Court for the District of Delaware on November 13, 1993 (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated January 15, 1994).
    2.2 Consent Order Modifying Confirmed Plan of Reorganization and Fixing Effective Date, as entered by the United States Bankruptcy Court for the District of Delaware on January 27, 1994 (incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K dated February 9, 1994).
    3.1 Amended and Restated Certificate of Incorporation of Registrant, as amended.*
    3.2 Bylaws of Registrant (incorporated by reference to Exhibit 3.2 to Registrant's registration statement on Form S-3 (Commission File No. 333-14947) filed on October 28, 1996).
    4.1 Warrant Agreement, dated March 3, 1997, by and among the Registrant and the purchasers named therein (including form of Warrant).
    5.1 Opinion of Stanley P. Witkow, Esq. as to validity of Common Stock and Warrants.*
    23.1 Consent of KPMG Peat Marwick LLP.

    23.2 Consent of Stanley P. Witkow, Esq. (included in the opinion filed as
         Exhibit 5.1 to this Registration Statement).
    24.1 Power of Attorney (included on page II-4 hereof).

---------------------------------
* To be filed by amendment.


Item 17.   Undertakings

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Irvine, California, on the 17th day of March 1997.

                                                MAI SYSTEMS CORPORATION
                                                     (Registrant)


                                                 By:/s/George G. Bayz
                                                     George G. Bayz
                                                     Chief Executive Officer


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stanley P. Witkow and Lewis H. Stanton, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement and any related Rule 462(b) registration statement or amendment thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on March 17, 1997.


/s/ Richard S. Ressler         Chairman of the Board and Director
Richard S. Ressler

/s/ George G. Bayz             Director and Chief Executive Officer
George G. Bayz

/s/ Lewis H. Stanton           Executive Vice President and Chief Operating and
Lewis H. Stanton               Financial Officer (Chief Accounting Officer)

/s/ Alan A. Gleicher           Director
Alan A. Gleicher

/s/ Morton O. Schapiro         Director
Morton O. Schapiro

                                  EXHIBIT INDEX

EXHIBIT
NUMBER    DOCUMENT DESCRIPTION

2.1 First Amended Joint Chapter 11 Plan of Reorganization of MAI Systems Corporation, Brooke Acquisition Corp. and CLS Software, Inc., as confirmed by the United States Bankruptcy Court for the District of Delaware on November 13, 1993 (incorporated by reference to Exhibit
          2.1 to the Registrant's Current Report on Form 8-K dated January 15,
          1994).

2.2 Consent Order Modifying Confirmed Plan of Reorganization and Fixing Effective Date, as entered by the United States Bankruptcy Court for the District of Delaware on January 27, 1994 (incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K dated February 9, 1994).

3.1 Amended and Restated Certificate of Incorporation of Registrant, as amended.*

3.2 Bylaws of Registrant (incorporated by reference to Exhibit 3.2 to Registrant's registration statement on Form S-3 (Commission File No. 333-14947) filed on October 28, 1996).

4.1 Warrant Agreement, dated March 3, 1997, by and among the Registrant and the purchasers named therein (including form of Warrant).

5.1       Opinion of Stanley P. Witkow as to validity of Common Stock and
          Warrants.*

23.1      Consent of KPMG Peat Marwick LLP.

23.2 Consent of Stanley P. Witkow (included in the opinion filed as Exhibit 5.1 to this Registration Statement).

24.1      Power of Attorney (included on page II-4 hereof).

---------------------------------
*     To be filed by amendment.